Exhibit 99.1

May 12, 2025

Diversified Energy Reports Strong First Quarter 2025 Results Driven by Increased Top-Line
Revenue Generation and Operational Discipline

Maintaining Momentum into Second Quarter 2025 and Remain on Track to Achieve Full Year 2025
Guidance

Closed Maverick Acquisition Continuing to Execute our Strategy as the PDP Champion

 Returned Over $59 million to Shareholders Through Dividends and Repurchases Year to Date

Diversified Energy Company PLC (LSE: DEC, NYSE: DEC) is pleased to announce the following operations and trading update for the quarter ended March 31, 2025.

**Consolidated operational & financial results for the quarter include only two weeks of Maverick Natural Resources (“Maverick”) contribution**

Executing Strategic Objectives

•	Closed transformational and accretive acquisition of Maverick Natural Resources

◦	Approximately doubling revenues and free cash flow

•	Strengthened balance sheet and increased liquidity

◦	Credit facility borrowing base of $900 million with $451 million of current undrawn capacity and unrestricted cash; current leverage ratio of ~2.7x

•	Retired $51 million of debt principal through amortizing debt payments during Q1 2025

•	Returned over $59 million year-to-date to shareholders through dividends and share repurchases(a)

◦	Declared 1Q25 dividend of $0.29 per share

◦	Repurchased ~1.5 million shares year-to-date in 2025, representing ~$19 million of share buybacks(a)

•	Advantageously added natural gas hedge volumes in 2026 through 2029 during recent strength in forward curve

•	On track to exceed $40 million in targeted land sales during the first half of 2025

•	Realized additional Coal Mine Methane (CMM) alternative energy credits with acquired assets from Summit Natural Resources

•	Next LvL Energy collaborated with the State of West Virginia regulatory agencies to modernize well retirement procedures using a method that is environmentally sound, safe, and cost-effective

Maverick Integration

•	Full field level integration anticipated by the end of the second quarter with technology, and administrative integration anticipated by the end of the third quarter 2025

•	On track to exceed the annualized synergy target of over $50 million

◦	High-graded staffing and reduced redundancies to capture efficiencies and cost savings

◦	Contract savings providing impacts in compression and chemicals

Delivering Reliable Results

•	March 2025 exit rate of 1,149 MMcfepd (192 Mboepd)(b)

◦	Recorded average 1Q25 production of 864 MMcfepd (144 Mboepd)

•	Total Revenue, inclusive of settled hedges, of $295 million

•	Operating Cash Flow of $132 million, and Net loss of $337 million, inclusive of non-cash unsettled derivative adjustments

•	Achieved 1Q25 Adjusted EBITDA(c) of $138 million and Free Cash Flow(d) of $62 million

•	Realized 47% 1Q25 Adjusted EBITDA Margin(c)

◦	1Q25 Total Revenue, Inclusive of Settled Hedges per Unit(e) of $3.78/Mcfe ($22.68/Boe)

◦	1Q25 Adjusted Operating Cost per Unit(f) of $2.00/Mcfe ($12.01/Boe)

•	Published the 5th annual Sustainability Report, “Winning Through Collaboration”

Rusty Hutson, Jr., CEO of Diversified, commented:

“Diversified is off to a great start in 2025, demonstrating the resilience of our business model in an otherwise volatile business environment while advancing our long-term strategy with the transformational acquisition of Maverick Natural Resources. Despite the broader macroeconomic and geopolitical challenges, we delivered solid operational results and continued growth in free cash flow.

We remain committed to effectively allocating capital. Thus far this year, Diversified has returned over $59 million to our shareholders through dividends and share repurchases, while we continue to deleverage naturally from principal paydowns of our debt. We believe our shares remain a compelling investment at current levels, and we will continue to take advantage of the current cycle and market dislocation to opportunistically repurchase shares.

At the same time, we have strategically invested in growing our business with our Maverick acquisition. We are highly focused on integration across all operations and functions of the organization, using the disciplined and methodical playbook we have historically executed to drive synergies and cost-saving initiatives that should provide margin expansion over time. We fully expect to exceed our annualized synergy target of $50 million.

Despite the current uncertain environment, the Diversified team, with our ONE DEC culture, continues to perform at a high level. Diversified has a proven track record of managing through challenging markets. I am confident that with our highly strategic initiatives, we will capitalize on opportunities and emerge from the current market as an even stronger company, ensuring continued growth and success.”

Operations and Finance Update

Production

The Company recorded exit rate production in March 2025 of 1,149 MMcfepd (192 Mboepd)(b) and delivered 1Q25 average net daily production of 864 MMcfepd (144 Mboepd). Net daily production for the quarter continued to benefit from Diversified’s peer-leading, shallow decline profile.

The production for the quarter reflects the contribution of only two weeks of Maverick Natural Resources, which closed March 14th, 2025.

Margin and Total Cash Expenses per Unit

Diversified delivered 1Q25 per unit revenues of $3.78/Mcfe ($22.68/Boe) and Adjusted EBITDA Margin(a) of 47% (55% unhedged). Notably, these per unit metrics reflect an increase in both revenues and expenses from the incorporation of greater liquids-related production of Maverick Natural Resources. The Company’s per unit expenses are anticipated to improve as the Company implements its playbook to achieve long-term, sustainable synergies and cost savings. For example, General and Administrative expenses remained relatively consistent with prior period levels, despite the higher per unit costs of Maverick, supporting our progress on cost savings and synergy capture.

	1Q25		1Q24
	$/Mcfe	$/Boe	$/Mcfe	$/Boe	%
Average Realized Price(1)	$3.78	$22.68	$3.25	$19.50	16%

	1Q25		1Q24
Adjusted Operating Cost per Unit(f)	$/Mcfe	$/Boe	$/Mcfe	$/Boe	%
Lease Operating Expense(2)	$0.92	$5.49	$0.65	$3.91	40%
Midstream Expense	$0.23	$1.40	$0.27	$1.61	(13)%
Gathering and Transportation	$0.34	$2.06	$0.31	$1.85	11%
Production Taxes	$0.21	$1.27	$0.12	$0.74	72%
Total Operating Expense(2)	$1.70	$10.22	$1.35	$8.11	26%
Employees, Administrative Costs and Professional Fees(g)	$0.30	$1.79	$0.33	$1.98	(10	) %
Adjusted Operating Cost per Unit(f)(2)	$2.00	$12.01	$1.68	$10.09	19%
Adjusted EBITDA Margin(a)	47%		49%

(1)	1Q25 excludes $0.04/Mcfe ($0.24/Boe) and 1Q24 excludes $0.05/Mcfe ($0.36/Boe) of other revenues generated by Next LVL Energy.
(2)	1Q25 excludes $0.03/Mcfe ($0.22/Boe) and 1Q24 excludes $0.07/Mcfe ($0.39/Boe) of expenses attributable to Next LVL Energy.

Values may not sum due to rounding.

Opportunistic Layering of Additional Hedges at Premium Contract Prices

Diversified has strategically taken advantage of the recent strength of the natural gas price curve to add to the Company’s 2026-2029 hedge portfolio and layering additional NYMEX volumes at an average floor price of ~$3.68/MMBtu, which is reflected in the financial derivatives positions as of April 30, 2025.

Environmental Update

Asset Retirement Progress and Next LVL Energy Update

Next LvL Energy partnered with the State of West Virginia regulatory agencies to implement advanced testing protocols and improved technology to help modernize and upgrade well retirement procedures. Through the combined efforts of real-world situation testing and oversight, the State of West Virginia has enacted new asset retirement regulations, with the resulting framework achieving an environmentally sound, safe, and cost-effective methodology.

Through the end of the first quarter, the Company has retired a combined 76 wells consisting of operated assets, state well retirements, and contracted retirement activity for third-party operators. Diversified is well-positioned to meet or exceed its retirement goal of 200 wells per year, with 57 operated wells retired as of March 31, 2025. The Company continues to drive stakeholder value via the realization of contractual partnerships to retire assets that eliminate orphaned or abandoned wells in our region and provide revenue to offset the cash costs associated with the retirement of Diversified’s wells.

Combined Company 2025 Outlook

The Company is reiterating its previously announced Full Year 2025 guidance. Following the recently completed acquisition of Maverick, Diversified expects to realize significant operational synergies associated with a larger, consolidated position in Oklahoma and the ability to improve the overall cost structure of the Maverick assets while continuing to prioritize returns and Free Cash Flow generation.

The following outlook incorporates a nine-month contribution from the recently acquired Maverick assets.

2025 Guidance
Total Production (Mmcfe/d)	1,050 to 1,100
% Liquids	~25%
% Natural Gas	~75%
Total Capital Expenditures (millions)	$165 to $185
Adj. EBITDA(1) (millions)	$825 to $875
Adj. Free Cash Flow(1) (millions)	~$420
Leverage Target	2.0x to 2.5x
Combined Company Synergies (millions)	>$50

(1)	Includes the value of anticipated cash proceeds for 2025 land sales.

Conference Call Details

The Company will host a conference call today, Monday, May 12, 2025, at 1:00 PM GMT (8:00 AM EDT) to discuss the 1Q25 Trading Statement and will make an audio replay of the event available shortly thereafter.

US (toll-free)	+	1 877 836 0271
UK (toll-free)	+	44 (0)800 756 3429
Web Audio	https://www.div.energy/news-events/ir-calendarevents
Replay Information	https://ir.div.energy/financial-info

Footnotes:

(a)	Includes the total value of dividends paid and declared, and share repurchases (including Employee Benefit Trust) year-to-date, through May 12, 2025.
(b)	Exit rate includes full month of March 2025 production from Maverick.
(c)
Adjusted EBITDA represents earnings before interest, taxes, depletion, and amortization, and includes adjustments for items that are not comparable period-over-period; Adjusted EBITDA Margin represents Adjusted EBITDA as a percent of Total Revenue, Inclusive of Settled Hedges; For purposes of comparability, Adjusted EBITDA Margin excludes Other Revenue of $3 million in 1Q25 and $3 million in 1Q24, and Lease Operating Expense of $3 million in 1Q25 and $4 million in 1Q24 associated with Diversified’s wholly owned plugging subsidiary, Next LVL Energy; For more information, please refer to the Non-IFRS reconciliations as set out below.

(d)
Free Cash Flow represents net cash provided by operating activities less expenditures on natural gas and oil properties and equipment and cash paid for interest; For more information, please refer to the Non-IFRS reconciliations as set out below.

(e)	Includes the impact of derivatives settled in cash; For purposes of comparability, excludes certain amounts related to Diversified’s wholly owned plugging subsidiary, Next LVL Energy.
(f)
Adjusted Operating Cost represent total lease operating costs plus recurring administrative costs. Total lease operating costs include base lease operating expense, owned gathering and compression (midstream) expense, third-party gathering and transportation expense, and production taxes. Recurring administrative expenses (Adjusted G&A) is a Non-IFRS financial measure defined as total administrative expenses excluding non-recurring acquisition & integration costs and non-cash equity compensation; For purposes of comparability, excludes certain amounts related to  Diversified’s wholly owned plugging subsidiary, Next LVL Energy.

(g)
As used herein, employees, administrative costs and professional services represent total administrative expenses excluding cost associated with acquisitions, other adjusting costs and non-cash expenses. We use employees, administrative costs and professional services because this measure excludes items that affect the comparability of results or that are not indicative of trends in the ongoing business.

For Company-specific items, refer also to the Glossary of Terms and/or Alternative Performance Measures found in the Company’s  Annual Report and Form 20-F for the year ended December 31, 2024 filed with the United States Securities and Exchange Commission and available on the Company’s website.

For further information, please contact:

Diversified Energy Company PLC	+1 973 856 2757
Doug Kris	dkris@dgoc.com
Senior Vice President, Investor Relations & Corporate Communications	www.div.energy

FTI Consulting	dec@fticonsulting.com
U.S. & UK Financial Public Relations

About Diversified Energy Company PLC

Diversified is a leading publicly traded energy company focused on natural gas and liquids production, transport, marketing, and well retirement. Through our unique differentiated strategy, we acquire existing, long-life assets and invest in them to improve environmental and operational performance until retiring those assets in a safe and environmentally secure manner. Recognized by ratings agencies and organizations for our sustainability leadership, this solutions-oriented, stewardship approach makes Diversified the Right Company at the Right Time to responsibly produce energy, deliver reliable free cash flow, and generate shareholder value.

Forward-Looking Statements

This announcement contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations, business and outlook of the Company and its wholly owned subsidiaries (the “Group”). All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. These forward-looking statements, which contain the words "anticipate", "believe", "intend", "estimate", "expect", "may", "will", "seek", "continue", "aim", "target", "projected", "plan", "goal", "achieve", “guidance” and words of similar meaning, reflect the Company's beliefs and expectations and are based on numerous assumptions regarding the Company's present and future business strategies and the environment the Company and the Group will operate in and are subject to risks and uncertainties that may cause actual results to differ materially. No representation is made that any of these statements or forecasts will come to pass or that any forecast results will be achieved. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance or achievements of the Company or the Group to be materially different from those expressed or implied by such forward looking statements. Many of these risks and uncertainties relate to factors that are beyond the Company's or the Group's ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of regulators and other factors such as the Company's or the Group's ability to continue to obtain financing to meet its liquidity needs, the Company’s ability to successfully integrate acquisitions, including the acquired Maverick assets, changes in the political, social and regulatory framework, including inflation and changes resulting from actual or anticipated tariffs and trade policies, in which the Company or the Group operate or in economic or technological trends or conditions. The list above is not exhaustive and there are other factors that may cause the Company's or the Group's actual results to differ materially from the forward-looking statements contained in this announcement, Including the risk factors described in the “Risk Factors” section in the Company’s Annual Report and Form 20-F for the year ended December 31, 2024, filed with the United States Securities and Exchange Commission.

Forward-looking statements speak only as of their date and neither the Company nor the Group nor any of its respective directors, officers, employees, agents, affiliates or advisers expressly disclaim any obligation to supplement, amend, update or revise any of the forward-looking statements made herein, except where it would be required to do so under applicable law. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements in this announcement, may not occur. As a result, you are cautioned not to place undue reliance on such forward-looking statements. Past performance of the Company cannot be relied on as a guide to future performance. No statement in this announcement is intended as a profit forecast or a profit estimate and no statement in this announcement should be interpreted to mean that the financial performance of the Company for the current or future financial years would necessarily match or exceed the historical published for the Company.

Use of Non-IFRS Measures

Certain key operating metrics that are not defined under IFRS (alternative performance measures) are included in this announcement. These non-IFRS measures are used by us to monitor the underlying business performance of the Company from period to period and to facilitate comparison with our peers. Since not all companies calculate these or other non-IFRS metrics in the same way, the manner in which we have chosen to calculate the non-IFRS metrics presented herein may not be compatible with similarly defined terms used by other companies. The non-IFRS metrics should not be considered in isolation of, or viewed as substitutes for, the financial information prepared in accordance with IFRS. Certain of the key operating metrics are based on information derived from our regularly maintained records and accounting and operating systems.

Adjusted EBITDA

As used herein, EBITDA represents earnings before interest, taxes, depletion, depreciation and amortization. Adjusted EBITDA includes adjusting for items that are not comparable period-over-period, namely, finance costs, accretion of asset retirement obligation, other (income) expense, loss on joint and working interest owners receivable, gain on bargain purchases, (gain) loss on fair value adjustments of unsettled financial instruments, (gain) loss on natural gas and oil property and equipment, costs associated with acquisitions, other adjusting costs, loss on early retirement of debt, non-cash equity compensation, (gain) loss on foreign currency hedge, net (gain) loss on interest rate swaps and items of a similar nature.

Adjusted EBITDA should not be considered in isolation or as a substitute for operating profit or loss, net income or loss, or cash flows provided by operating, investing, and financing activities. However, we believe such a measure is useful to an investor in evaluating our financial performance because it (1) is widely used by investors in the natural gas and oil industry as an indicator of underlying business  performance; (2) helps investors to more meaningfully evaluate and compare the results of our operations from period to period by removing the often-volatile revenue impact of changes in the fair value of derivative instruments prior to settlement; (3) is used in the calculation of a key metric in one of the financial covenants under our revolving credit facility; and (4) is used by us as a performance measure in determining executive compensation. When evaluating this measure, we believe investors also commonly find it useful to evaluate this metric as a percentage of our total revenue, inclusive of settled hedges, producing what we refer to as our adjusted EBITDA margin.

The following table presents a reconciliation of the IFRS Financial measure of Net Income (Loss) to Adjusted EBITDA for each of the periods listed:

	Three Months Ended
Amounts in 000's	March 31, 2025	March 31, 2024	December 31, 2024
Net income (loss)	$(337,391)	$(15,145)	$(102,033)
Finance costs	42,820	27,416	37,453
Accretion of asset retirement obligation	10,353	7,183	8,323
Other (income) expense	(644)	(5)	(295)
Income tax (benefit) expense	66,790	5,633	(125,052)
Depreciation, depletion and amortisation	70,807	57,015	73,960
(Gain) loss on fair value adjustments of unsettled financial instruments	235,070	13,552	202,124
(Gain) loss on natural gas and oil property and equipment(1)	236	4	14,330
(Gain) loss on sale of equity interest	—	—	7,375
Unrealized (gain) loss on investment	—	—	6,446
Costs associated with acquisitions	2,885	1,519	4,532
Other adjusting costs(2)	5,963	3,693	7,644
Loss on early retirement of debt	39,485	—	2,469
Non-cash equity compensation	1,825	1,268	2,258
(Gain) loss on interest rate swap	(35)	(50)	(41)
Total Adjustments	$475,555	$117,228	$241,526
Adjusted EBITDA(c)	$138,164	$102,083	$139,493
TTM Adjusted EBITDA	$508,390	$497,510	$472,309
Pro Forma TTM Adjusted EBITDA(3)	$952,216	$497,510	$548,570

(1)	Excludes $2 million, $2 million and $8 million in cash proceeds received for leasehold sales during the three months ended March 31, 2025, March 31, 2024 and December 31, 2024, respectively.
(2)	Other adjusting costs for the three months ended December 31, 2024 were primarily associated with legal fees for certain litigation.
(3)
Pro forma TTM adjusted EBITDA includes adjustments for respective periods to pro forma results for the full twelve-month impact of intra-period acquisitions (March 31, 2025: Oaktree, Crescent Pass, East Texas II, Summit and Maverick; December 31, 2024: Oaktree, Crescent Pass Energy and East Texas II).

Net Debt and Net Debt-to-Adjusted EBITDA

As used herein, net debt represents total debt as recognized on the balance sheet less cash and restricted cash. Total debt includes our borrowings under our revolving credit facility and our borrowings under or issuances of, as applicable, our subsidiaries’ securitization facilities, excluding original issuance discounts and deferred finance costs. We believe net debt is a useful indicator of our leverage and capital structure.

As used herein, net debt-to-adjusted EBITDA, or “leverage” or “leverage ratio,” is measured as net debt divided by adjusted trailing twelve-month EBITDA. We believe that this metric is a key measure of our financial liquidity and flexibility and is used in the calculation of a key metric in one of the financial covenants under our revolving credit facility.

The following table presents a reconciliation of the IFRS Financial measure of Total Non-Current Borrowings to the Non-IFRS measure of Net Debt and a calculation of Net Debt-to-Adjusted EBITDA and Net Debt-to-Pro Forma Adjusted EBITDA for each of the periods listed:

	As of
Amounts in 000's	March 31, 2025		March 31, 2024		December 31, 2024
Total non-current borrowings, net	$2,544,937		$1,066,643		$1,483,779
Current portion of long-term debt	156,253		184,463		209,463
LESS: Cash	(32,641)		(3,456)		(5,990)
LESS: Restricted cash	(106,011)		(32,828)		(46,269)
Net Debt	$2,562,538		$1,214,822		$1,640,983
Pro forma TTM adjusted EBITDA(1)	$952,216		$497,510		$548,570
Net debt-to-pro forma TTM adjusted EBITDA	2.7	x	2.4	x	3.0	x

(1)
Pro forma TTM adjusted EBITDA includes adjustments for respective periods to pro forma results for the full twelve-month impact of intra-period acquisitions (March 31, 2025: Oaktree, Crescent Pass, East Texas II, Summit and Maverick; December 31, 2024: Oaktree, Crescent Pass Energy and East Texas II).

Free Cash Flow

As used herein, free cash flow represents net cash provided by operating activities less expenditures on natural gas and oil properties and equipment and cash paid for interest. We believe that free cash flow is a useful indicator of our ability to generate cash that is available for activities other than capital expenditures. The Directors believe that free cash flow provides investors with an important perspective on the cash available to service debt obligations, make strategic acquisitions and investments, and pay dividends.

The following table presents a reconciliation of the IFRS Financial measure of Net Cash from Operating Activities to the Non-IFRS measure of Free Cash Flow for each of the periods listed:

Amounts in 000's Except per share amounts	Three Months Ended March 31, 2025	Three Months Ended March 31, 2024	Twelve Months Ended March 31, 2025
Net cash provided by operating activities	$131,539	$106,258	$370,944
LESS: Expenditures on natural gas and oil properties and equipment	(28,031)	(9,293)	(70,838)
LESS: Cash paid for interest	(41,574)	(23,759)	(140,956)
Free Cash Flow(d)	$61,934	$73,206	$159,150

Total Revenue, Inclusive of Settled Hedges and Adjusted EBITDA Margin

As used herein, total revenue, inclusive of settled hedges, includes the impact of derivatives settled in cash. We believe that total revenue, inclusive of settled hedges, is a useful measure because it enables investors to discern our realized revenue after adjusting for the settlement of derivative contracts.

The following table presents a reconciliation of the IFRS Financial measure of Total Revenue to the Non-IFRS measure of Total Revenue, Inclusive of Settled Hedges and a calculation of Adjusted EBITDA Margin for each of the periods listed:

Amounts in 000's	Three Months Ended March 31, 2025	Three Months Ended March 31, 2024	Year Ended December 31, 2024
Total revenue	346,903	193,624	794,841
Net gain (loss) on commodity derivative instruments(1)	(52,271)	22,066	151,289
Total revenue, inclusive of settled hedges(c)	294,632	215,690	946,130
Adjusted EBITDA(c)	138,164	102,083	472,309
Adjusted EBITDA Margin(c)	47%	47%	50%
Adjusted EBITDA Margin, exclusive of Next LVL Energy(2)	47%	49%	51%

(1)
Net gain (loss) on commodity derivative settlements represents cash (paid) or received on commodity derivative contracts. This excludes settlements on foreign currency and interest rate derivatives as well as the gain (loss) on fair value adjustments for unsettled financial instruments for each of the periods presented.

(2)
For purposes of comparability, Adjusted EBITDA Margin excludes Other Revenue of $3 million in 1Q25 and $3 million in 1Q24, and Lease Operating Expense of $3 million in 1Q25 and $4 million in 1Q24 associated with Diversified’s wholly owned plugging subsidiary, Next LVL Energy